UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, nil par value

(Title of Class of Securities)

G73268149

(CUSIP Number)

Elsa Li

CI Investments Inc.

15 York Street, 2nd Floor

Toronto, ON M5J 0A3

(416) 681 7071

with copies to:

Sam Badawi

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268149	Page 2 of 20

(1)	Names of reporting persons CI Investments Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 106,870(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 106,870(1)

(11)	Aggregate amount beneficially owned by each reporting person 106,870(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.5%(2)
(14)	Type of reporting person (see instructions) OO

(1)

Includes (i) 8,837 ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited (the “Issuer”) and (ii) 98,033 Ordinary Shares issuable upon the exercise of the currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”).

(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 98,033 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 3 of 20

(1)	Names of reporting persons CI High Income Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 38,477 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 38,477 (1)

(11)	Aggregate amount beneficially owned by each reporting person 38,477 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.2%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 3,184 Ordinary Shares and (ii) 35,293 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 35,293 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No.G73268149	Page 4 of 20

(1)	Names of reporting persons CI Corporate Bond Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 22,200(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 22,200(1)

(11)	Aggregate amount beneficially owned by each reporting person 22,200(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.1%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 1,837 Ordinary Shares and (ii) 20,363 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 20,363 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 5 of 20

(1)	Names of reporting persons CI Diversified Yield Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 12,561 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 12,561 (1)

(11)	Aggregate amount beneficially owned by each reporting person 12,561 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.06%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 1,039 Ordinary Shares and (ii) 11,522 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 11,522 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 6 of 20

(1)	Names of reporting persons CI Canadian Income & Growth Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 8,511 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 8,511 (1)

(11)	Aggregate amount beneficially owned by each reporting person 8,511 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.04% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 704 Ordinary Shares and (ii) 7,807 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 7,807 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 7 of 20

(1)	Names of reporting persons CI Income Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 6,976 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 6,976 (1)

(11)	Aggregate amount beneficially owned by each reporting person 6,976 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.03% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 577 Ordinary Shares and (ii) 6,399 Ordinary Shares issuable upon the exercise of warrants (the “Warrants”).
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 6,399 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 8 of 20

(1)	Names of reporting persons CI Global Income & Growth Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,806 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,806 (1)

(11)	Aggregate amount beneficially owned by each reporting person 5,806 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.03%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 480 Ordinary Shares and (ii) 5,326 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 5,326 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 9 of 20

(1)	Names of reporting persons Canadian Fixed Income Pool
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 3,783 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,783 (1)

(11)	Aggregate amount beneficially owned by each reporting person 3,783 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.02%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 313 Ordinary Shares and (ii) 3,470 Ordinary Shares issuable upon the exercise the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 3,470 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 10 of 20

(1)	Names of reporting persons CI High Yield Bond Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,993(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,993(1)

(11)	Aggregate amount beneficially owned by each reporting person 1,993(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.009% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 165 Ordinary Shares and (ii) 1,828 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 1,828 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 11 of 20

(1)	Names of reporting persons Global Income Allocation Corporate Class
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,764 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,764 (1)

(11)	Aggregate amount beneficially owned by each reporting person 1,764 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.008%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 146 Ordinary Shares and (ii) 1,618 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 1,618 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 12 of 20

(1)	Names of reporting persons CI Diversified Yield Corporate Class
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,745 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,745 (1)

(11)	Aggregate amount beneficially owned by each reporting person 1,745 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.008% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 141 Ordinary Shares and (ii) 1,604 Ordinary Shares issuable upon the exercise the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 1,604 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 13 of 20

(1)	Names of reporting persons Global Income Allocation Pool
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,565 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,565 (1)

(11)	Aggregate amount beneficially owned by each reporting person 1,565 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.007% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 129 Ordinary Shares and (ii) 1,436 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 1,436 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 14 of 20

(1)	Names of reporting persons CI Global High Yield Fixed Income Private Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,276 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,276 (1)

(11)	Aggregate amount beneficially owned by each reporting person 1,276 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.006% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 105 Ordinary Shares and (ii) 1,171 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 1,171 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 15 of 20

(1)	Names of reporting persons CI U.S. Income $US Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Province of Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 213 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 213 (1)

(11)	Aggregate amount beneficially owned by each reporting person 213 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.001% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 17 Ordinary Shares and (ii) 196 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 196 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 16 of 20

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 15, 2022 (the “Original Schedule 13D”) and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on December 5, 2022, the Reporting Persons entered into a transaction support agreement with the Issuer and the other Consenting Noteholders (the “Original TSA”). The Transaction Support Agreement was amended and restated on January 9, 2023 (the “A&R TSA”) to update and modify certain steps effectuating the transactions pursuant to which the Issuer will undergo a comprehensive restructuring of its balance sheet (collectively, the “Transactions”) remove references to the potential creditor schemes of arrangement in England, enhance the diligence available for the benefit of the consenting noteholders, provide for automatic termination (rather than termination only after receipt of written notice) upon certain events, and reduce the threshold of approval necessary to extend certain milestones set forth in the A&R TSA. The A&R TSA is otherwise substantially the same as the Original TSA.

In accordance with the terms of the A&R TSA, on January 9, 2023, the Canadian Fixed Income Pool, CI Income Fund, CI Corporate Bond Fund, CI High Yield Bond Fund, CI Global High Yield Credit Private Pool, and CI Global High Yield Fixed Income Private Trust entered into an omnibus transaction agreement (together with all exhibits, annexes and schedules thereto, the “Omnibus Transaction Agreement”) with (i) Quotient Holdings Newco, LP (“Newco”), (ii) Quotient Holdings Finance Company Limited (“Finance Co”), (iii) Quotient Holdings Merger Company Limited (“Merger Co”), (iv) the Issuer and (v) the other holders of the Convertible Notes . Pursuant to the Omnibus Transaction Agreement, on January 9, 2023 the Issuer issued additional Convertible Notes to the Canadian Fixed Income Pool, CI Income Fund, CI Corporate Bond Fund, CI High Yield Bond Fund, CI Global High Yield Credit Private Pool, and CI Global High Yield Fixed Income Private Trust with a principal amount of $354,587.50 in satisfaction of accrued interest on the Convertible Notes that was due and payable on November 15, 2022, and the Canadian Fixed Income Pool, CI Income Fund, CI Corporate Bond Fund, CI High Yield Bond Fund, CI Global High Yield Credit Private Pool, and CI Global High Yield Fixed Income Private Trust transferred $354,587.50 of Convertible Notes, and other holders of Convertible Notes transferred an aggregate of $2,139,162.50 Convertible Notes to Newco in exchange for equity purchase rights of Newco. The Omnibus Transaction Agreement also provided that certain Convertible Notes were then transferred from NewCo to Finance Co. in exchange for equity of Finance Co., from Finance Co. to Merger Co in exchange for equity of Merger Co. and then from Finance Co. and Merger Co. to the Issuer in exchange for preferred stock of the Issuer.

On January 10, 2023, in accordance with the A&R TSA, the Issuer filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On February 15, 2023 the Bankruptcy Court confirmed the Issuer’s plan of reorganization (the “Bankruptcy Plan”) and on February 16, 2023, and in accordance with the terms of the Bankruptcy Plan, the Issuer, Newco, Finance Co., Quotient Holdings GP, LLC, a Delaware limited liability company and the general partner of Newco (the “GP”), Merger Co, each direct and indirect subsidiary of

CUSIP No. G73268149	Page 17 of 20

the Issuer and the Consenting Noteholders entered into a Master Transaction Agreement (the “Master Transaction Agreement”), and the Issuer, Newco and Finance Co entered into a Business and Asset Transfer Agreement (the “BTA”), and the Issuer effected the transactions contemplated by the Master Transaction Agreement and the BTA, emerged from bankruptcy protection, and the Bankruptcy Plan went effective.

Pursuant to the A&R TSA, Bankruptcy Plan, the Master Transaction Agreement and the BTA, on February 16, 2023, a series of transactions occurred which resulted in the Convertible Notes and Senior Secured Notes being extinguished, the Issuer issuing 13,020,000 Ordinary Shares to Finance Co and 4,000,000 Ordinary Shares to Merger Co, resulting in Newco indirectly owning approximately 81% of the outstanding Common Shares of the Issuer, and all of the subsidiaries of the Issuer becoming indirect wholly-owned subsidiaries of Newco. The limited partnership interests in Newco are held by certain of the Consenting Noteholders. The A&R TSA, Bankruptcy Plan, and Master Transaction Agreement further provide that as soon as practicable following the effective date, the Issuer, Finance Co. and Merger Co will enter into a merger agreement that will result in the Issuer becoming a wholly-owned indirect subsidiary of Newco (the “Merger”). The Master Transaction Agreement provides that the parties thereto will cooperate as reasonably necessary or desirable to consummate the Merger as soon as possible. Upon completion of the Merger, the Issuer is expected to terminate the registration of its equity securities under the Securities Exchange Act of 1934, as amended.

CI Investments Inc., CI High Income Fund, CI Corporate Bond Fund, CI Diversified Yield Fund, CI Canadian Income & Growth Fund, CI Income Fund, CI Global Income & Growth Fund, Canadian Fixed Income Pool, CI High Yield Bond Fund, Global Income Allocation Corporate Class, CI Diversified Yield Corporate Class, Global Income Allocation Pool, CI Global High Yield Fixed Income Private Trust, and CI U.S. Income $US Fund do not have the ability, directly or indirectly, to direct the voting or disposition of Ordinary Shares held by Newco.

Following the consummation of the transactions that occurred on February 16, 2023, any “group” that may be deemed to have existed between the Reporting Persons and other Consenting Noteholders has been terminated.

The foregoing descriptions of the A&R TSA, the Omnibus Transaction Agreement, the Master Transaction Agreement and the BTA are summaries only, do not purport to be complete and are qualified in their entirety by reference to the full text of the A&R TSA (including the exhibits thereto), Omnibus Transaction Agreement, the Master Transaction Agreement and the BTA, copies of which are attached hereto as Exhibits 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b), The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4.

CUSIP No. G73268149	Page 18 of 20

(c) Except than as described in Item 4, the Reporting Persons have not effected transactions in the Ordinary Shares during the past sixty days.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e) February 16, 2023.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 4 and 5 is incorporated herein by reference.

Other than as described in this Item 6 and Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3	Transaction Support Agreement, as amended and restated (incorporated by reference to Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

Exhibit 99.4	Omnibus Transaction Agreement (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

Exhibit 99.5	Master Transaction Agreement

Exhibit 99.6	Business and Asset Transfer Agreement

CUSIP No. G73268149	Page 19 of 20

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: February 21, 2023

CI Investments Inc.

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI High Income Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Corporate Bond Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Diversified Yield Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Canadian Income & Growth Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Income Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Global Income & Growth Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CUSIP No. G73268149	Page 20 of 20

Canadian Fixed Income Pool

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI High Yield Bond Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

Global Income Allocation Corporate Class

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Diversified Yield Corporate Class

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

Global Income Allocation Pool

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI Global High Yield Fixed Income Private Trust

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income

CI U.S. Income $US Fund

By:	/s/ Simona Destefano
Name:	Simona Destefano
Title:	Vice-President, Fixed Income